PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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15047629

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

SEC FILE NUMBER
8- 67787

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Weeden Prime Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

145 Mason Street
(No. and Street)

Greenwich (City) Connecticut (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Justyna Keilty 203-861-7605
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick LLP
(Name – *if individual, state last, first, middle name*)

1212 Avenue of the Americas, (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sohail Khalid, Andrew J. Formato, Christopher J. Mahler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Weeden Prime Services, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KRISTY L. BRAUN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01BR6239088
Qualified in Westchester County
My Commission Expires April 18, 2015

Notary Public

Signature

Chief Executive Officer

Title

Andrew J. Formato, Manager

Christopher J. Mahler, Manager

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WEEDEN PRIME SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION
(With Supplementary Information) and Report of Independent Registered Public Accounting Firm

DECEMBER 31, 2014

WEEDEN PRIME SERVICES, LLC

Index

COHNREZNICK
ACCOUNTING • TAX • ADVISORY

CohnReznick LLP
cohnreznick.com

Report of Independent Registered Public Accounting Firm

Board of Managers
Weeden Prime Services, LLC

We have audited the accompanying statement of financial condition of Weeden Prime Services, LLC as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. Weeden Prime Services, LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Weeden Prime Services, LLC as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Weeden Prime Services, LLC's statement of financial condition. The supplemental information is the responsibility of Weeden Prime Services, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the statement of financial condition or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the statement of financial condition as a whole.

CohnReznick LLP

New York, New York
February 27, 2015

WEEDEN PRIME SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash	$ 119,882
Receivable from clearing brokers, net	1,491,629
Furnishings, computers and software, net	402,316
Due from related parties	15,183
Other assets and security deposits	162,579
Total	$ 2,191,589

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts payable, accrued expenses and other liabilities	$ 424,624
Total liabilities	424,624
Commitments	
Members' equity	1,766,965
Total	$ 2,191,589

See Notes to Statement of Financial Condition.

WEEDEN PRIME SERVICES, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 1 - Organization

Weeden Prime Services, LLC (the "Company") is a Delaware limited liability company, originally organized as a corporation under the laws of the State of Florida on April 6, 2007. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and Commodity Futures Trading Commission ("CFTC"), and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), National Futures Association ("NFA"), and Securities Investor Protection Corporation ("SIPC"). The Company's operations consist primarily of trade execution and risk management services for customers.

As of December 31, 2014 the Company has agreements with two broker-dealers ("clearing brokers") to clear transactions, carry customers' accounts on a fully disclosed basis and perform record keeping functions and, consequently operates under the exemptive provisions of SEC rule 15c3-3(k)(2)(ii).

Note 2 - Summary of significant accounting policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 27, 2015.

Subsequent events have been evaluated through this date.

Furnishings, Computers, and Software

Furnishings, computers, and software are stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Useful Life	Principal Method
Furnishings	7 years	Straight-line
Computers and software	5 years	Straight-line

The Company accounts for costs incurred in connection with the development of software in accordance with ASC350-40 "Accounting for Costs of Computer Software Developed or Obtained for Internal Use." Accordingly, all costs in the preliminary project stage are expensed as incurred. Internal and external costs incurred to develop internal use computer software during the application's development state are capitalized. Upgrades and enhancements that result in additional functionality are also capitalized.

Revenue Recognition

Commission income is earned and related clearing expenses are incurred from execution of customer's securities transactions. Commission, interest fee, referral fee, and rebate income are recorded on a trade date basis. Included in 2014 revenue are the proceeds from a one-time source code license and assignment agreement between the Company and a third party.

Income Taxes

The Company is a multi-member limited liability company and files a U.S. Partnership return.

The Internal Revenue Code ("IRC") provides that any income or loss, for either a single member or multi-member limited liability company, is passed through to the members for Federal and state income tax purposes. Accordingly, the Company has not provided for Federal or state income taxes. The Company is subject to the New York City Unincorporated Business Tax ("UBT").

At December 31, 2014, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. Federal and state income tax audits for all periods subsequent to 2010.

Soft Dollar Arrangements

The Company ensures that any soft dollar arrangements with customers fall within the safe harbor provisions of Rule 28(e) of the Securities Exchange Act of 1934 ("Rule 28(e)"), as amended, which provides for the payment of research, brokerage, quote services and other expenses permissible by Rule 28(e).

Amounts relating to all customers with a positive total balance are reflected in the accompanying statement of financial condition in accrued expenses. Such amounts represent the estimated third-party research services to be provided to all customers from whom the Company has earned commissions for execution of brokerage transactions or revenue from direct sales. The provision for uncollectible commissions is determined under the direct write-off method, which is not materially different from the allowance method. As of December 31, 2014, no allowance for uncollectible

commissions was necessary as management believes all commissions receivable and prepaid research costs will be realized.

The amount of third-party research services that the Company will furnish to its customers is based on the amount of commissions that the Company receives or expects to receive for execution of brokerage transactions and is measured by the Company in terms of commission total balance (commissions paid less research provided). It is understood by the customers and the Company that the commission total balance is not redeemable in cash and, when redeemed, may only be used to obtain third-party research services through the Company. The accumulated commission total balance of customers is reduced when such customers request the Company to provide third-party research services.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Note 3 - Furnishings, computers, and software

Details of furnishings, computers and software at December 31, 2014 are as follows:

Furnishings	$ 14,609
Computers	43,749
Software	448,352
Sub-total	506,710
Less accumulated depreciation and amortization	104,394
Total	$402,316

Note 4 - Net capital requirement

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the CFTC's minimum financial requirements which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or Rule 15c3-1. At December 31, 2014, the Company's net capital was $1,246,887 which was $1,201,887 in excess of its minimum requirement of $45,000, which was calculated under CFTC Regulation 1.17.

Note 5 - Receivable from clearing brokers

The clearing and depository operations for the Company's transactions are provided by two brokers. For financial reporting purposes, amounts due to brokers have been offset against amounts due from brokers.

	Receivable
Receivable from clearing brokers	$1,450,382
Commissions	41,247
Totals	$1,491,629

In addition, the receivables from the clearing brokers are subject to these clearance agreements and include clearing deposits of $200,000 and $250,000 respectively, as well as an additional $750,000 minimum equity requirement to ensure the clearing brokers' obligations.

Note 6 - Off-balance sheet risk

Pursuant to the clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customer's accounts.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of the various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligation and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Note 7 - Commitments

The Company has agreements with various third parties to share commissions and pay fees as defined in the respective agreements. Approximately $842,300 was expensed for the year ended December 31, 2014 under these agreements.

On April 15, 2013, the Company entered into an employment agreement guaranteeing $1,000,000 in remuneration to be paid over 2 years.

On June 1, 2013, the Company entered into a lease with a related party. The terms of the lease were amended in March 2014 and renewed on June 1, 2014. Provided no notice is given, the lease will continue to auto-renew for one year terms until the final auto-renewal beginning on June 1, 2026. On December 1, 2013, the Company entered into a second lease with a non-related party whose term began on February 21, 2014 and will expire on April 30, 2019. The Company has paid a security deposit of $121,802 in accordance with that lease. The aggregate minimum rental commitments under these leases are as follows:

Year Ending December 31,	Amount
2015	$ 335,192
2016	342,656
2017	350,308
2018	358,150
2019	124,076
Thereafter	144,000
Total	$1,654,382

The Company has entered into two sublease agreements, one with a related party, which expire at various times through 2027. For the year ended December 31, 2014, total sublease income amounted to $176,518, with sublease income from the related party amounting to $163,018. Future sublease income of $208,188 for calendar years 2015 through 2018, $76,686 for calendar year 2019 and $144,000 thereafter is anticipated.

Note 8 - Concentrations of credit risk

The Company maintains its cash balances at two financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. The Company is subject to credit risk to the extent that the financial institution with which it conducts business is unable to fulfill its contractual obligations.

During the year ended December 31, 2014, approximately 43% of the Company's commission revenues were derived from three customers. There were no direct receivable amounts due from these customers as of December 31, 2014. All outstanding commissions are included in receivable from clearing brokers on the statement of financial condition.

Note 9 - Related party transactions

The Company has an expense sharing agreement with an affiliate, Weeden & Co., LP where each company may provide various accounting, technology, and administrative services. For the year ended December 31, 2014, the Company incurred expenses of

approximately $70,000 for services and provided services in the amount of $73,000. The Company also has a cross referral agreement, whereby each company may refer clients to the other in exchange for a share of the commissions generated. The Company generated approximately $157,000 to Weeden & Co., LP and received approximately $312,000. The Company also sub-leases office space from Weeden & Co., LP. The Company recorded $42,429 of occupancy expense under this lease in 2014. There is an outstanding balance of $15,183 due from Weeden & Co., LP as of December 31, 2014.

Note 10 - Income taxes

The Company is subject to a 4% New York City Unincorporated Business Tax ("UBT"). Due to the current year net loss, no reserve has been taken for UBT.

Note 11 - Soft dollar transactions

The Company entered into soft dollar arrangements with certain clients within the provision of Rule28(e). Under this program, the Company charges additional dollars on customer trades made with the Company and uses these fees to pay market data and research related expenses on behalf of clients. During 2014, the Company paid client expenses totaling approximately $322,000, and has an outstanding liability of approximately $28,700 as of December 31, 2014.

Note 12 - Members' equity

At December 31, 2014, members' equity is comprised as follows:

Weeden Securities Corporation	$ 17,670
Weeden Investors, LP	1,749,295
Total	$1,766,965

WEEDEN PRIME SERVICES, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AND REGULATION 1.17 OF THE COMMODITY FUTURES TRADING COMMISSION
DECEMBER 31, 2014

Net capital:	
Total members' equity	$1,766,965
Add allowable credits	
Discretionary bonus accrual	60,000
Deduct nonallowable assets:	
Other assets, security deposits and due from related parties	177,762
Furnishings, computers and software, net	402,316
Total	580,078
Net capital	$1,246,887
Aggregate indebtedness	$ 424,624
Computed minimum net capital required (6 2/3% of aggregate indebtedness)	$ 28,308
Minimum net capital required (under SEC Rule 15c3-1)	$ 5,000
Minimum net capital required (under CFTC Regulation 1.17)	$ 45,000
Excess net capital ($1,246,887 - $45,000)	$1,201,887
Percentage of aggregate indebtedness to net capital	34%

There were no material differences existing between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

See Report of Independent Registered Public Accounting Firm.